EXHIBIT 99.7

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form F-3 (File No. 333-267585) and the Registration Statements on Form S-8 (File Nos. 333-259198, 333-262660 and 333-266400) of Flora Growth Corp. of our audit report dated March 9, 2022 for the year ended December 31, 2020, with respect to the consolidated financial statements of Franchise Cannabis Corp., which appears in this Report on Form 6-K.

/s/ MNP LLP

MNP LLP

Vancouver, British Columbia

October 24, 2022